UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Digi International Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-34033
(State or other jurisdiction of incorporation)	(Commission file number)

9350 Excelsior Blvd., Suite 700
Hopkins, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

David H. Sampsell Executive Vice President of Corporate Development, General Counsel & Corporate Secretary 952-912-3444
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Digi International Inc. (the “Company,” “we,” “us,” “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2022 to December 31, 2022 (the “2022 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.digi.com under “Investor Relations” and “SEC Filings.”

Item 1.02	Exhibit

A copy of the Company’s 2022 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Document Description	Form of Filing
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.	Filed Electronically

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIGI INTERNATIONAL INC.

By	/s/ David H. Sampsell	May 31, 2023
	David H. Sampsell	(Date)
Executive Vice President of Corporate Development, General Counsel & Corporate Secretary